Exhibit 23
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-70910 and Form S-8 No. 333-109305) pertaining to the Peabody Investments Corp. Employee Retirement Account (formerly known as Peabody Holding Company, Inc. Employee Retirement Account), Lee Ranch Coal Company Retirement and Savings Plan, Peabody Western-UMWA 401(k) Plan, and Black Beauty Coal Company 401(k) Plan of our reports dated June 12, 2006, with respect to the financial statements and schedules of Peabody Investments Corp. Employee Retirement Account (formerly known as Peabody Holding Company, Inc. Employee Retirement Account), Lee Ranch Coal Company Retirement and Savings Plan, Peabody Western-UMWA 401(k) Plan, and Black Beauty Coal Company 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

/s/ Ernst & Young LLP
St. Louis, Missouri
June 22, 2006